GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

July 13, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Four

File No.: 333-166508

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment Four to the above Registration Statement. The changes are made in response to staff comments to the Third Amendment to the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated July 8, 2010.

Prospectus Summary

1.

Item 509 of Regulation S-K states “If (a) any expert named in the registration statement as having prepared or certified any part thereof (or is named as having prepared or certified a report or valuation for use in connection with the registration statement), or (b) counsel for the registrant, underwriters or selling security holders named in the prospectus as having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of such securities, was employed for such purpose on a contingent [emphasis added] basis, or at the time of such preparation, certification or opinion or at any time thereafter, through the date of effectiveness of the registration statement or that part of the registration statement to which such preparation, certification or opinion relates, had, or is to receive in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries or was connected with the registrant or any of its parents or subsidiaries as a promoter, managing underwriter (or any principal underwriter, if there are no managing underwriters) voting trustee, director, officer, or employee, furnish a brief statement of the nature of such contingent basis, interest, or connection.” The only amounts due or payable to me relate to my legal fees. In Exhibit 10.1, I have agreed to extend the due date of when the payment of those fees will be made. No portion of the payment is contingent. I have no agreement to receive any other fixed or contingent consideration or receive any equity interest in the Company or any affiliate nor am I acting as an underwriter or promoter in any way. Therefore, it does not appear that any further disclosure is required in connection with Item 509.

The statement about me not being “considered an independent third party” refers to the fact that in my role as escrow agent, a purchaser of stock may not consider me as independent because of my duties and obligations as the Company’s outside counsel. That point has been clarified in the Prospectus.

Business

2.

The Company is a development stage company and not a blank check company. We have expanded the requested disclosure about dealing with vendors.

3.

We have provided the requested disclosure.

4.

We have expanded Risk Factor #2 to incorporate the risks referred to in Comment #4.

5.

We have reduced the oral agreements with the Issuer’s CEO to writing and are filing same as Exhibit 10.3.

Age of Financial Statements

6.

The unaudited interim financial statements included in the filing have been updated through second quarter ended May 31, 2010.

Form 10-Q for the Fiscal Quarter Ended May 31, 2010

7.

We have filed an amended Form 10-QA containing an updated Exhibit 31.1 that conforms to the wording set forth by Item 601(b)(31)(i) of regulation S-K.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Discount Dental Materials, Inc